[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2007

Contents

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue NW
Washington DC 20005-4269

■ Phone: (202) 293-7500
Fax: (202) 465-3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2007 and 2006, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2007, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, and the net assets of the Master Trust at December 31, 2007 and 2006, and the changes in its net assets and trust balances for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 20, 2008

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2007

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 4,501,357	$ -	$ 15,857,173	$ 20,358,530
Participant loans	-	-	229,245	229,245
Net assets held in 401(h) account	-	304,210	-	304,210
Contributions receivable:				
Employees	-	-	14,637	14,637
Lockheed Martin Corporation	4,896	-	-	4,896
Total assets	4,506,253	304,210	16,101,055	20,911,518
Liabilities				
Administrative expenses payable	-	-	2,602	2,602
Amounts related to obligation of 401(h) account	-	304,210	-	304,210
Total liabilities	-	304,210	2,602	306,812
Net assets available for benefits	$ 4,506,253	$ -	$ 16,098,453	$ 20,604,706

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2006

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
	(In thousands)			
Assets				
Investments:				
Interest in Master Trust	$ 4,170,622	$ -	$ 14,482,752	$ 18,653,374
Participant loans	-	-	227,014	227,014
Net assets held in 401(h) account	-	293,314	-	293,314
Contributions receivable:				
Employees	-	-	28,175	28,175
Lockheed Martin Corporation	9,392	-	-	9,392
Total assets	4,180,014	293,314	14,737,941	19,211,269
Liabilities				
Administrative expenses payable	-	-	3,451	3,451
Amounts related to obligation of 401(h) account	-	293,314	-	293,314
Total liabilities	-	293,314	3,451	296,765
Net assets available for benefits	$ 4,180,014	$ -	$ 14,734,490	$ 18,914,504

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

	ESOP Fund	Participant-Directed Investments	Total
		(In thousands)	
Net assets available for benefits at beginning of year	$ 4,180,014	$ 14,734,490	$ 18,914,504
Additions to net assets:			
Contributions:			
Employees	50,551	794,792	845,343
Lockheed Martin Corporation	262,381	8	262,389
Total contributions	312,932	794,800	1,107,732
Net investment gain from the Master Trust	659,217	1,120,434	1,779,651
Total additions	972,149	1,915,234	2,887,383
Deductions from net assets:			
Distributions and withdrawals	642,222	552,398	1,194,620
Administrative expenses	3,688	10,862	14,550
Total deductions	645,910	563,260	1,209,170
Change in net assets	326,239	1,351,974	1,678,213
Net transfers from other plans		11,989	11,989
Net assets available for benefits at end of year	$ 4,506,253	$ 16,098,453	$ 20,604,706

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Notes to Financial Statements

December 31, 2007

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The recordkeeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests daily during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported on the New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised of a diversified portfolio of marketable securities, which are stated at the latest reported bid price on the last business day of the year.

The Plan includes an Employee Stock Ownership Plan feature (the ESOP). Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Common Stock Fund (Lockheed Martin Stock Fund) may be retained in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the participants' balances in the Corporation's stock must be held in the ESOP Fund or the Lockheed Martin Stock Fund on the record date of the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

Effective November 1, 2007, assets and liabilities of the Lockheed Martin Coherent Technologies Inc. 401(k) Retirement Savings Plan in the amount of $11,894,000 were merged into this Plan. On June 15, 2007, assets and liabilities of the Stasys Consulting, Inc. 401(k) Profit Sharing Plan and Trust in the amount of $95,000 were merged into this Plan.

Contributions

Eligible employees may enroll in the Plan immediately on date of hire. Effective, January 1, 2007, new hires are automatically enrolled in the Plan at a rate of 3% in before-tax contributions. The Plan allows employees to make before-tax and after-tax contributions of up to 25%. The participating units of the Corporation generally contribute an amount equal to 50% of the first 8% of the participant's basic contribution. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP fund. Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during

2. Description of the Plan (continued)

Contributions (continued)

the fourth quarter of the year. Transfers out of the Stable Value Fund must remain invested in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into the Self Managed Account. Effective October 1, 2007, participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to $50,000 or 50 percent of their account balance (minus the highest outstanding loan balance from the past 12 months), whichever is less. The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest is paid ratably through weekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2. Description of the Plan (continued)

ESOP Feature

Effective March 1, 2007, State Street Bank and Trust Company became the ESOP Trustee. Prior to that time, assets of the ESOP feature of the Plan were held pursuant to the Trust Agreement between the Corporation and U.S. Trust Company (U.S. Trust) as the Trustee. There were 42,354,788 shares and 44,863,067 shares in the ESOP Fund as of December 2007 and 2006, respectively.

Each week, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of post retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with the Code Section 401(h), the Plan's investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees and participants. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

2. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated February 5, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

3. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2007 and 2006 was 89.20% and 89.35%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2007	**2006**
	(In thousands)	
Net assets available for benefits per the financial statements	$ 20,604,706	$ 18,914,504
Add: Net assets held in 401(h) account per Form 5500	304,210	293,314
Net assets available for benefits per the Form 5500	$ 20,908,916	$ 19,207,818

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but can only be used to pay retiree medical benefits.

5. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31, 2007		
	Amounts per Financial Statements	401(h) Account	Amounts per Form 5500
	(In thousands)		
Interest and dividend income	$ -	$ 9,289	$ 9,289
Net realized and unrealized gain	$ -	$ 2,122	$ 2,122

	Amounts per Financial Statements	Administrative Expenses	Amounts per Form 5500
	(In thousands)		
Interest in net investment gain in Master Trust	$ 1,779,651	$ (11,949)	$ 1,767,702
Administrative expenses	$ (14,550)	$ 11,949	$ (2,601)

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits. Differences in the Plan's interest in the net investment gain of the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

6. Recent Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board issued Statement No. 157, "Fair Value Measurements" (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan's management does not believe that the adoption of FAS 157 will have a material impact on the Plan's financial statements.

7. Subsequent Event

In June, 2008, the Asset Allocation Funds will be replaced by ten Target Date Funds that are designed for the plans that participate in the Master Trust. Target Date Funds allow investment managers to make the asset allocation decisions for participants, using a widely-diversified portfolio of assets. Each of the 10 funds targets a specific retirement date and the asset mix between stocks, bonds, and diversifiers within each fund gradually adjusts to a more conservative asset mix as the retirement date approaches. Each fund becomes more income-oriented over time, with an automatic adjustment that helps to preserve assets as participants approach and move into retirement.

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
401(h) Trust **			
U.S. Government Securities			
FHLMC Pool #1H-2592 5.916% 01-01-2036	556,596	$ 561	$ 561
FHLMC Pool #1J-0305 5.301% 02-01-2037	1,393,951	1,384	1,414
FHLMC Pool #782784 4.386% 10-01-2034	1,106,489	1,078	1,104
FHLMC Pool #B1-3120 6.5% 06-01-2016	336,301	358	348
FHLMC Pool #C9-0524 6.5% 02-01-2022	754,207	783	780
FHLMC Pool #C9-1013 6.5% 01-01-2027	795,541	812	819
FHLMC Pool #G01767 6.5% 12-01-2032	132,730	135	137
FHLMC Pool #G01768 6.5% 12-01-2031	787,838	805	816
FHLMC Pool #G1-1045 7.5% 10-01-2012	294,742	313	305
FHLMC Pool #G1-1184 5.5% 09-01-2016	771,262	792	782
FHLMC Pool #G1-1433 6% 09-01-2017	455,430	474	466
FHLMC Pool #G1-1434 6.5% 01-01-2018	418,186	440	433
FHLMC Pool #G1-1673 6% 01-01-2020	537,642	559	550
FHLMC Pool #G1-2395 6% 10-01-2021	1,459,432	1,463	1,493
FHLMC Pool #G11399 5.5% 04-01-2018	332,322	339	337
FHLMC Pool #G11431 6%02-01-2018	518,683	536	531
FHLMC Pool #H0-9117 6.5% 11-01-2037	1,336,625	1,357	1,364
FHLMC Gold C90583 6% 10-01-2022	1,090,015	1,104	1,113
FHLMC Gold G1-1344 6% 10-01-2017	575,825	602	590
FHLMC Multiclass Ser 2541 Cl Md 6% 03-15-2032	511,013	517	524
FHLMC Multiclass Ser T-51 Cl 2A 7.5% 08-25-2042	517,500	569	541
FHLMC Multiclass Series T-54 Class-3A 7% 02-25-2043	186,266	201	197
FNMA 6.15712% 08-25-2047	1,168,711	1,180	1,184
FNMA Pool #256243 6.5% 05-01-2036	1,181,924	1,206	1,215
FNMA Pool #545059 6.241% 05-01-2011	145,908	162	153
FNMA Pool #545179 6.252% 09-01-2011	162,427	176	171
FNMA Pool #545209 6.134% 10-01-2011	142,095	157	149
FNMA Pool #545210 5.921% Due 10-01-2011	266,728	291	278
FNMA Pool #545258 5.933% Due 11-01-2011	50,751	53	53
FNMA Pool #545378 5.488% Due 12-01-2011	211,799	216	218

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
401(h) Trust **			
U.S. Government Securities			
FNMA Pool #555013 5.5% Due 11-01-2017	1,171,046	$ 1,184	$ 1,189
FNMA Pool #725135 6% 05-01-2018	434,059	456	445
FNMA Pool #725194 6% 12-01-2018	253,511	266	260
FNMA Pool #725232 5% 03-01-2034	619,853	582	606
FNMA Pool #725424 5.5% 04-01-2034	833,302	806	834
FNMA Pool #725510 6.5% 07-01-2017	455,188	480	472
FNMA Pool #725693 4.02% 10-01-2033	1,163,842	1,116	1,139
FNMA Pool #725879 6% 08-01-2019	356,563	374	365
FNMA Pool #735439 6% 09-01-2019	344,356	353	353
FNMA Pool #735503 6% 04-01-2035	1,483,829	1,504	1,510
FNMA Pool #735857 6.5% 06-01-2033	1,240,878	1,283	1,283
FNMA Pool #745329 6% 07-01-2035	338,866	342	345
FNMA Pool #745398 6% 06-01-2035	461,593	466	471
FNMA Pool #745612 5% 07-01-2034	1,047,770	993	1,024
FNMA Pool #745942 6% 04-01-2034	562,038	566	572
FNMA Pool #760744 4.75% 03-01-2015	275,000	266	273
FNMA Pool #760762 4.89% 04-01-2012	125,000	121	126
FNMA Pool #821604 4.839% 06-01-2035	1,180,929	1,164	1,177
FNMA Pool #832811 Adj Rt Due 08-01-2035	969,833	940	948
FNMA Pool #888151 5.5% Due 01-01-2021	1,011,575	1,016	1,027
FNMA Pool #888560 6% 11-01-2035	190,742	189	194
FNMA Pool #888673 6% 04-01-2035	670,233	668	684
FNMA Preassign 00059 6.5% 02-25-2044	317,244	326	331
FNMA Remic Ser 2003-W17 Pt 1 9.31963% 08-25-2032	260,567	298	281
Small Business Admin Gtd Dev Partn 5.31% 08-01-2022	302,957	312	309
Small Business Admin Gtd Dev Partn 5.24% 08-01-2023	399,592	400	407
Small Business Admin Gtd Dev Partn 5.13% 09-01-2023	321,050	321	324
Small Business Admin Gtd Dev Partn 0% 02-01-2026	556,405	556	569
US Treas Notes Dtd 8/15/04 3.5% Due 08-15-2009	1,175,000	1,146	1,183
US Treas Notes Due 3.375% 12-15-2008	2,500,000	2,502	2,503
US Treasury Notes 3.125% Due 10-15-2008	2,550,000	2,455	2,546
US Treasury Notes 3.125% Due 04-15-2009	3,050,000	2,938	3,051
Total U. S. Government Securities		$ 45,012	$ 45,427

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Preferred			
AEGON Naamloze Vennootschap Nt 4.75% 06-01-2013	725,000	$ 697	$ 710
AT&T Corp Var Rate Due 11-15-2031	725,000	863	890
BAC Capital Trust 6Th Gtd Cap 5.625% Due 03-08-2035	150,000	146	131
BAC Capital Trust 11Th 6.625% Due 05-23-2036	275,000	287	268
Bank One Capital Third 8.75% Due 09-01-2030	275,000	351	318
Burlington Northern Santa Fe Railway 5.629% 04-01-2024	141,366	141	140
Burlington Northern Santa Fe Railway 5.9959% 04-01-2024	650,000	650	665
Boston Properties Ltd Partnership Note 6.25% 01-15-2013	375,000	392	377
Burlington Northern Santa Fe Railway 5.943% 01-15-2022	244,174	250	249
Burlington Northern Santa Fe Railway 8.251% 01-15-2021	274,231	319	318
Citigroup Inc Note 6.125% Due 11-21-2017	350,000	348	360
CSX Transportation Inc 6.251% 01-15-2023	175,000	175	179
Dow Chem Co 6% Due 10-01-2012	225,000	243	234
Dow Chem Co 7.375% Due 11-01-2029	375,000	428	412
Fed Express Corp 6.72% Due 01-15-2022	266,034	304	284
General Electric Co Note 5% Due 02-01-2013	1,150,000	1,143	1,165
HSBC Holdings PLC 6.5% Due 09-15-2037	200,000	200	194
HSBC Holdings PLC Note 6.5% Due 05-02-2036	325,000	339	316
Nordstrom Inc 6.95% Due 03-15-2028	250,000	286	254
SLM Student Loan Trust PVTPL 2007-1 Var Rt 01-25-2016	1,625,000	1,625	1,626
St. Paul Travelers Cos Inc Bond 5.5% Due 12-01-2015	100,000	102	99
St. Paul Travelers Cos Inc 6.25% Due 06-20-2016	150,000	149	155
Travelers Cos Inc 5.75% Due 12-15-2017	200,000	199	197
Travelers Property Casualty Corp 5% Due 3-15-13	200,000	201	200
Union Pacific Railroad Co 8% 01-10-2021	129,272	154	148
Wachovia Corp 5.28125% Due 04-23-2012	675,000	675	654
Wellpoint Inc Note 5% Due 12-15-2014	175,000	164	168
Wellpoint Inc Note 5.25% Due 01-15-2016	725,000	704	702
Wells Fargo & Co 5.625% Due 12-11-2017	350,000	349	350
Wyeth Wye 5.5% Due 02-15-2016	300,000	300	305
Wyeth Wye 5.5% Due 02-01-2014	475,000	476	482
Total Corporate Debt Instruments Preferred		$ 12,660	$ 12,550

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock			
Abbott Lab	46,800	$ 2,575	$ 2,628
Aegon Naamloze Vennootschap NY	35,425	465	621
Alcoa Inc	4,500	116	164
Allergan Inc	37,700	2,368	2,422
American Express Co	35,300	2,041	1,836
American International Group Inc	24,100	1,562	1,405
Amgen Inc	15,900	794	738
Apple Inc	14,500	2,393	2,872
Avon Prods Inc	12,700	358	502
Baker Hughes Inc	42,200	2,309	3,422
BMC Software Inc	11,600	182	413
Boston Scientific Corp	70,700	982	822
Bristol Myers Squibb Co	21,600	504	573
Cameron International Corp	21,200	981	1,020
Capital One Financial	25,400	1,414	1,200
Cardinal Health Inc	27,700	1,488	1,600
Carmax Inc	8,000	162	158
CEMEX SAB DE CV	12,073	361	312
Chevron Corp	22,297	888	2,081
Chubb Corp	14,700	455	802
Cisco Systems Inc	40,700	1,203	1,102
Citigroup Inc	31,900	1,515	939
Citrix Systems Inc	7,800	262	296
Coca Cola Co	58,700	3,661	3,602
Colgate-Palmolive Co	15,800	1,224	1,232
Comcast Corp	145,350	2,820	2,654
Computer Science Corp	15,500	627	767
Compuware Corp	32,800	180	291
Conocophillips	12,300	328	1,086
Costco Wholesale Corp	33,700	2,242	2,351

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Covidien Ltd	17,475	$ 665	$ 774
CVS Caremark Corp	75,200	3,143	2,989
Devon Energy Corp	22,500	1,937	2,000
Domtar Corp	5,800	46	45
Dow Chemical Co	39,400	1,396	1,553
Ebay Inc	26,600	834	883
Echostar Communications Corp	8,500	257	321
Electronic Arts Com	26,400	1,469	1,542
Electronic Data Sys Corp	42,900	925	889
Emerson Electric Co	60,200	3,272	3,411
Fedex Corp	17,600	1,347	1,569
Gap Inc	26,800	496	570
General Electric Co	103,900	3,722	3,852
Genuine Parts Co	18,100	564	838
Genworth Financial Inc	8,400	164	214
Gilead Sciences Inc	39,400	1,706	1,813
Glaxo Smithkline PLC	34,200	1,618	1,723
Google Inc	5,400	3,399	3,734
Halliburton Co	60,700	2,212	2,301
Hewlett Packard Co	120,800	2,453	6,098
Hitachi Ltd	11,800	700	863
Health Management Assoc Inc	6,200	129	37
Home Depot Inc	37,200	1,234	1,002
HSBC Holdings PLC	9,100	844	762
Intel Corp	95,900	2,428	2,557
Interpublic Group Companies Inc	43,500	440	353
Johnson & Johnson	5,300	326	354
Koninklijke Philips Electrs Naamloze Vennootschap N Y	5,300	182	227
Kyocera Corp	1,400	127	122
Legg Mason Inc	4,000	345	293

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Liberty Global Inc Series A	1,000	$ 38	$ 39
Liberty Global Inc Series C	1,100	39	40
Liberty Media Corp Capitol Common Series A	2,480	166	289
Liberty Media Corp New Interactive Series A	18,400	319	351
Loews Corp	9,800	149	493
Macys Inc	17,948	598	464
Masco Corp	17,900	447	387
Matsushita Electric Industrial Ltd	108,000	1,575	2,208
McDonalds Corp	55,400	1,841	3,264
Merck & Co Inc	60,700	3,539	3,527
Molex Inc Class A	14,300	360	376
Motorola Inc	138,800	2,369	2,226
News Corp Class A	110,900	1,514	2,272
Nike Inc Class B	33,400	1,824	2,146
Nova Chemicals Corp	2,300	48	75
Novartis AG	26,700	1,482	1,450
Occidental Pete Corp	31,200	1,353	2,402
Paychex Inc	28,900	1,133	1,047
Pepsico Inc	39,800	2,991	3,021
Pfizer Inc	83,700	2,117	1,903
Pitney Bowes Inc	9,600	370	365
Procter & Gamble Co	48,500	3,535	3,561
Qualcomm Inc	64,700	2,712	2,546
Research In Motion Ltd	22,700	2,464	2,574
Rohm & Haas Co	10,700	381	568
Royal Dutch Shell PLC	10,100	497	850
Sanofi-Aventis	47,700	2,073	2,172
Schering-Plough Corp	80,200	2,370	2,137
Schlumberger Ltd	46,900	3,403	4,614
SLM Corp	9,800	410	197
Sony Corp	41,900	1,383	2,275
Spectra Energy Corp	8,050	128	208

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Sprint Nextel Corp	90,000	1,652	1,182
Stryker Corp	36,400	2,612	2,720
Sun Microsystems Inc	9,625	147	175
Thomson Société Anonyme	2,500	62	35
Time Warner Inc New	124,000	2,116	2,047
Travelers Co	28,000	984	1,506
Tyco Electronics	15,375	535	571
Tyco International Ltd	9,175	371	364
Union Pacific Corp	11,400	692	1,432
United Health Group Inc	12,700	620	739
Vodafone Group PLC	-	-	-
Vulcan Materials Co	2,600	211	206
Wachovia Corp New	67,083	3,078	2,551
Walgreen Co	7,700	297	293
Wal-Mart Stores Inc	52,700	2,459	2,505
Wellpoint Inc	21,100	1,240	1,851
Wells Fargo & Co New	14,700	387	444
Wyeth	16,400	684	725
Xerox Corp	59,000	628	955
Grand Total Corporate Common Stock		$ 137,243	$ 153,948

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other			
AOL Time Warner Inc 7.7% Due 05-01-2032	300,000	343	333
AOL Time Warner Inc 7.625% Due 04-15-2031	1,200,000	1,324	1,328
Bank Of America 5.3% Due 03-15-2017	500,000	499	486
Boston Scientific Corp 5.45% Due 06-15-2014	200,000	179	184
Boston Scientific Corp Series Note 6.4% Due 06-15-2016	200,000	171	188
Boston Properties Ltd Partnership Note 5.625% Due 04-15-2015	250,000	244	242
Capital One Financial Corp 6.75% Due 09-15-2017	700,000	701	671
Cardinal Health Inc Note 5.85% Due 12-15-2017	275,000	275	275
CIGNA Corp 7.875% Due 05-15-2027	325,000	349	366
CIGNA Corp Note 6.375% Due 10-15-2011	150,000	159	157
CIGNA Corp 6.15% Due 11-15-2036	125,000	127	116
Comcast Corp Bond 5.85% Due 11-15-2015	270,000	269	272
Comcast Corp New Bond 6.3% Due 11-15-2017	75,000	75	78
Comcast Corp New 6.5% Due 01-15-2017	375,000	382	391
Comcast Corp New Guaranteed Note 5.9% Due 03-15-2016	150,000	150	151
Comcast Corp New Note 5.3% Due 01-15-2014	350,000	346	343
Cox Communications Inc New Bond 5.5% Due 10-01-2015	75,000	71	73
Cox Communications Inc New Note 5.45% Due 12-15-2014	600,000	601	588
Cox Communications Inc New 5.875% Due 12-01-2016	225,000	223	224
Dillard Dept Store 7.875 Bond Due 1-1-23	325,000	327	254
General Motors Acceptance Corp Note 6.875% 09-15-2011	1,600,000	1,621	1,369
General Motors Acceptance Corp 8% Due 11-01-2031	375,000	344	315
Lafarge S A Note 6.5% Due 07-15-2016	300,000	299	296
Liberty Media Corp 8.25% Due 02-01-2030	475,000	470	456
Macys Retail Holdings Inc 7% Due 02-15-2028	75,000	70	70
May Dept Stores Co 7.45% Due 10-15-2016	350,000	388	348
May Dept Stores Co Sr Note 6.7% Due 07-15-2034	325,000	328	293
Norfolk Southern Corp Note 7.7% Due 05-15-2017	275,000	310	311
Raytheon Co 6.75% Due 03-15-2018	300,000	319	331
Safeco Corp Sr Note 7.25% Due 09-01-2012	165,000	186	178
Small Business Admin Gtd Dev Partn 5.49% 02-01-2027	674,074	674	687
Sprint Nextel Corporation 6% Due 12-01-2016	175,000	166	168

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2007

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other			
Union Pacific Corp Series Note 4.875% Due 01-15-2015	200,000	$ 194	$ 191
Union Pacific Railroad Co Pass Thru Bond 5.082% 01-02-2029	299,279	299	288
Unum Corp Note 6.75% Due 12-15-2028	47,000	43	47
Unumprovident Corp Series Note 7.625% Due 03-01-2011	22,000	23	23
Wachovia Bank National 6% Due 11-15-2017	375,000	372	378
Whirlpool Corp Series Note 6.5% Due 06-15-2016	225,000	226	232
Xerox Corp Note 6.875% Due 08-15-2011	200,000	208	209
Xerox Corp Series Note 6.75% Due 02-01-2017	400,000	416	417
Xerox Corp Series Note 6.4% Due 03-15-2016	525,000	538	538
Total Corporate Debt Instruments Other		$ 14,309	$ 13,865
Common Collective Trusts			
Northern Trust Collective Short Term Investment Fund	38,249,358	38,249	38,249
Total Common Collective Trusts		$ 38,249	$ 38,249
Registered Investment Companies			
Dodge & Cox International Stock Fund	907,975	19,452	41,785
Total Registered Investment Companies		$ 19,452	$ 41,785
Total 401(h)**		$ 266,925	$ 305,824
Participant Loans* Interest rates ranging from 4% to 10.5%; varying maturities			$ 229,245

* Party-in-interest for which a statutory exemption exists.

** 401(h) Trust net assets include interest and dividend receivable of $2,175,000 and pending trades receivable of $1,658,000 and payable of $5,447,000

***Schedule excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2007	2006
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash & cash equivalents	**$ 915,934**	$ 753,867
Common stock—Lockheed Martin Corporation	**6,542,252**	6,053,701
Mutual funds	**4,450,010**	4,723,920
Corporate debt securities	**81,132**	56,281
Common stock—other	**1,037,101**	205,096
U.S. Government securities	**1,056**	1,124
Preferred stock	**730**	764
Partnership/Joint venture	**1,530**	1,151
Other assets	**27,375**	20,312
Total investments at quoted fair value	**13,057,120**	11,816,216
Investments at estimated fair value:		
Common/collective trusts	**9,439,581**	8,687,819
Guaranteed investment contract	**348,204**	328,935
Wrapper contract	**1,898**	1,757
Total investments at estimated fair value	**9,789,683**	9,018,511
Other assets:		
Dividends and interest receivable	**12,441**	10,323
Total assets	**22,859,244**	20,845,050
Liabilities		
Dividends payable	**1,495**	1,419
Administrative expenses payable	**5,629**	3,696
Accounts payable for securities purchased	**12,320**	902
Total liabilities	**19,444**	6,017
Net assets reflecting all investments at fair value	**22,839,800**	20,839,033
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(49,030)**	23,326
Net assets	**$ 22,790,770**	$ 20,862,359

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2007
(In thousands)

Net assets at beginning of year	$ 20,862,359
Additions to net assets:	
Contributions:	
Employees	1,021,121
Lockheed Martin Corporation	313,637
Total contributions	1,334,758
Investment income:	
Dividends and interest	671,910
Net realized and unrealized gain	1,292,699
Total investment income	1,964,609
Total additions	3,299,367
Deductions from net assets:	
Distributions and withdrawals	1,397,948
Administrative expenses	17,592
Total deductions	1,415,540
Change in net assets	1,883,827
Net transfer from other trusts	44,584
Net assets at end of year	$ 22,790,770

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2007

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is CitiStreet, LLC.

1. Accounting Policies (continued)

The percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2007	2006
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.20%	89.35%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.24%	4.44%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.98%	2.95%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.72%	2.45%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.19%	0.20%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.49%	0.42%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.17%	0.18%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*0.00%	*0.00%
		100.00%	100.00%

* Less than 0.01%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are the Asset Allocation Funds which are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option), the American Century Growth Fund and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, and the Vanguard Windsor Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. An SMA Option is available to all plans whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, or bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

1. Accounting Policies (continued)

Each participant may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of his or her transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain in a Core or Asset Allocation Fund for at least 90 days before they may be transferred into the Self-Managed Account. Effective October 1, 2007, participants may make an unlimited number of transfers out of the Company Stock Fund or ESOP Fund.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Master Trust invests in a Stable Value Fund that contains a managed separate account guaranteed investment contract (GIC) and two common collective trusts, State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the INVESCO Institutional N.A., Inc. Group Trust Fund Retirement Savings (INVESCO-CCT). These common collective trusts (CCTs) provide the plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for

1. Accounting Policies (continued)

liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

As described in FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Benefit Plans and Pension Plans (the "FSP"),* investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investments in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is determined using the income approach methodology. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrapper contract in the managed separate account purchased from MetLife credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to

1. Accounting Policies (continued)

the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2007 and 2006, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin common stock funds that are investment alternatives for the plans (the "Plans") that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. The Company stock fund will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the STIF portion of the Stable Value Fund. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

Realized and Unrealized Gains (Losses)

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31, 2007
	(In thousands)
Investments at quoted fair value:	
Common stock—Lockheed Martin Corporation	$ 853,553
Common stock—other	23,605
Other assets	210
Preferred stock	(127)
Corporate debt securities	(43)
Mutual funds	(69,568)
	807,630
Investments recorded at estimated fair value:	
Common collective trusts	485,069
Net realized and unrealized gain	$ 1,292,699

Investment Contracts

As described in Note 1, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain benefit responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participant's balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by Met Life. The MetLife contract has no specific maturity date.

The average yield earned under the MetLife contract for 2007 and 2006 was 5.74% and 4.75% respectively. The average yield credited to participants under the Metlife contract for 2007 and 2006 was 4.82% and 4.20%, respectively.

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2007			2006		
Type	Major Credit Rating	Investment at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			*(In thousands)*		
MetLife GIC -Bonds	AA/Aa2	$ 348,204	$ 1,898	$ 4,709	$ 328,935	$ 1,757	$ 7,972
SSGA - -CCT	N/A	$ 672,237	N/A	$ (35,581)	$ 616,027	N/A	$ 16,851
INVESCO -CCT	N/A	$ 1,101,373	N/A	$ (18,158)	$ 1,027,744	N/A	$ (1,498)

The terms of the contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment to the Master Trust of the portfolio in cash equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or changes in plan administrative procedures; (2) addition of a competing fixed income fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a business unit where if the participants employed by that unit represents more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. However, it is not believed that the occurrence of any such event which would limit a Plan's ability to transact at contract value with participants is probable.

4. Parties-in-Interest Transactions

The Plans and Master Trust hold certain investments that are sponsored by the Trustee or the Plan Sponsor. These transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exists.

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust Investments. Northern Trust Investments is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest.

The Corporation is the employer of the participants covered by the Plans and participants who have invested in a Lockheed Martin common stock fund may also be employees who have invested in the Stable Value Fund. Advances from the Corporation or the Stable Value Fund would be considered party-in-interest transactions.

5. Recent Accounting Pronouncements

In September, 2006, the Financial Accounting Standards Board issued Statement No. 157, "Fair Value Measurements" (FAS 157), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued with fiscal years beginning after November 15, 2007. The Plan's management does not believe that the adoption of FAS 157 will have a material impact on the Master Trust's financial statements.

6. Subsequent Event

In June, 2008, the Asset Allocation Funds will be replaced by ten Target Date Funds that are designed for the plans that participate in the Master Trust. Target Date Funds allow investment managers to make the asset allocation decisions for participants, using a widely-diversified portfolio of assets. Each of the 10 funds targets a specific retirement date and the asset mix between stocks, bonds, and diversifiers within each fund gradually adjusts to a more conservative asset mix as the retirement date approaches. Each fund becomes more income-oriented over time, with an automatic adjustment that helps to preserve assets as participants approach and move into retirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date June 20, 2008

by: John B. Dierkes

John B. Dierkes, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue NW
Washington DC 20005-4269

■ Phone: (202) 293-7500
Fax: (202) 465-3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-146963, 333-113771, 333-58069, 333-20117, and 033-58097 on Form S-8 pertaining to Lockheed Martin Corporation Salaried Savings Plan of our report dated June 20, 2008, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Salaried Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Mitchell & Titus, LLP

Washington, DC
June 20, 2008

END